Exhibit 99.1

Caledonia Mining Corporation
 (TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Blanket Mine Third Quarter 2013 Production Update

October 7, 2013: Caledonia Mining Corporation (“Caledonia”) is pleased to report the gold production from its 49%-owned subsidiary, the Blanket Mine in Zimbabwe (“Blanket”) during the third quarter ending September 30, 2013 (the “Quarter”).

12,042 oz of gold were produced during the Quarter, a 3.9% increase on gold production in Q2 2013 (11,588 oz).

Total gold production for the nine months to September 30, 2013 was 34,103 oz, a 1.4% increase over the gold production in the first nine months of 2012 (33,643 oz).

The gold production for the Quarter is subject to minor revisions following the receipt of final assays from the refinery.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751